Exhibit 99.2
AVALON RARE METALS INC.

Management Discussion and Analysis of Financial Statements
For the period ended November 30, 2010

This Management Discussion and Analysis (“MDA”) of Avalon Rare Metals Inc. (the "Company" or “Avalon”) provides analysis of the Company's financial results for the three months ended November 30, 2010 (the “Quarter” or “Reporting Period”).  The following information should be read in conjunction with the accompanying unaudited financial statements and the related notes thereto.  Unless otherwise noted, all currency amounts included in the MDA are stated in Canadian dollars.

This MDA includes certain statements that may be deemed "forward-looking statements".  All statements in this discussion, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that the actual results or developments may differ materially from those projected in the forward-looking statements.  This report is prepared as of January 13, 2011.

Nature of Business and Overall Performance

Avalon is a Canadian mineral exploration and development company that is listed on the Toronto Stock Exchange in Canada and on the NYSE Amex in the United States.  The Company seeks to build shareholder value by becoming a diversified producer and marketer of rare metals and minerals and expanding the markets for its mineral products.  The technical information included in this MD&A unless otherwise stated, has been reviewed by Donald S. Bubar, P. Geo., President of the Company and Dr. William Mercer, P. Geo., Vice-President, Exploration of the Company.  Mr. Bubar and Dr. Mercer both are Qualified Persons under National Instrument 43-101.

Avalon operates exclusively in Canada with a primary focus on the rare earth elements (“REE”), and other rare metals and minerals including tin, lithium, tantalum, niobium, cesium, indium, gallium, zirconium and calcium feldspar.  By definition, REE are the lanthanide series of elements (atomic numbers 57 - 71), whereas the term “rare metals” is a more general “umbrella” term that includes the REE as well as other rare metals including those named above.

The Company is in the process of exploring or developing three of its six mineral resource properties.  All active projects (Thor Lake, Separation Rapids, and East Kemptville) are rare minerals or rare metals properties that are at an advanced stage with identified reserves and/or mineral resources that are potentially economic, provided that sales contracts with customers can be secured and project financing arranged.  Thor Lake is the Company’s most advanced project.

The results of a positive Prefeasibility Study (‘PFS”) on the development potential of the Nechalacho REE deposit on the Thor Lake project were announced on June 21, 2010. A technical report was filed on July 27, 2010, that was subsequently amended and re-filed in September, 2010 in conjunction with a prospectus filing. The latest updated NI 43-101 compliant resource estimate for the deposit was disclosed on September 8, 2010 and a bankable feasibility study, targeted for completion in 2012, is the Company’s top priority and primary focus.

Avalon has adopted the Principles and Guidelines for Responsible Exploration being developed by the Prospectors and Developers Association of Canada (“PDAC”), as a policy of the Company and made Corporate Social Responsibility (“CSR”) a Company priority.  Avalon applies these principles throughout its operations, particularly with respect to its environmental and community engagement practice on the Thor Lake project.

Industrial demand for the rare metals is growing due to their importance in an expanding array of applications in technology related to energy efficiency and a cleaner environment.  Rare metals supplies are constrained, especially for the rare earth elements where China provides approximately 95% of the world’s primary supply.  Recent policy directives announced by the Chinese government are dictating reductions in exports of unprocessed rare earth elements leading to concern about security of supply in major REE consuming countries such as Japan and the United States.  Media coverage and independent analyst commentary of this issue continues to stimulate considerable interest in REE amongst investors.

During the Quarter the Company completed a short form prospectus offering and issued 9,240,000 units at a price of $3.25 per unit for gross proceeds of $30,030,000 (as more fully described under “Liquidity and Capital Resources”) and, as of this date, remains well-funded to continue advancing its priority projects.

Selected Annual Information

The following selected financial data for each of the three most recently completed fiscal years are derived from the audited annual financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

For the Years Ending August 31,	2010	2009	2008
	$	$	$
Net revenues	80,557	159,982	357,539
Loss before discontinued operations and extraordinary items	4,099,300	2,954,919	1,391,581
Loss before discontinued operations and extraordinary items, per share basic and fully diluted	0.05	0.04	0.02
Net loss	4,099,300	2,954,919	1,391,581
Net loss, per share basic and fully diluted	0.05	0.04	0.02
Total assets	41,526,715	26,521,264	24,384,590
Total long term liabilities	-	-	-
Cash dividends	-	-	-

The Company has recorded losses in each of its three most recently completed fiscal years and expects to continue to record losses until such time as an economic resource is identified, developed and brought into profitable commercial operation on one or more of the Company’s properties or otherwise disposed of at a profit.  Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses plus any write-offs of mineral properties abandoned during the period.  The Company expects to continue to increase its level of business activity in coming years and consequently investors should anticipate that the Company’s annual operating losses will also increase until a new operation is brought into production or disposed of at a profit.

Results of Operations

Exploration and Development Activities

Resource property expenditures for the three months ended November 30, 2010 totalled $4,644,713, a 50% increase over the level of expenditures in the comparable period of the previous fiscal year ($3,088,546).  Substantially all of these expenditures were incurred on the Thor Lake Rare Metals Project.  The increase was primarily caused by increased expenditures on metallurgical and market studies and diamond drilling at Thor Lake.

No properties were abandoned during the quarter and no expenditures were written off.

Thor Lake

The Thor Lake Rare Metals Project ("Thor Lake") is located in the Mackenzie Mining District of the Northwest Territories (“NWT”), about five kilometres north of the Hearne Channel of Great Slave Lake and approximately 100 kilometres southeast of the city of Yellowknife.  The property is situated in an area referred to as the Akaitcho Territory, an area which is subject to a comprehensive native land claim negotiation involving several communities including the four directly impacted by the project; Yellowknives Dene (Ndilo and Dettah), Lutsel K’e and Deninu Kue.

The property is comprised of five contiguous mining leases totalling 10,449 acres (4,249 hectares) and three claims totalling 4,597 acres (1,869 hectares), the latter staked in 2009 to cover favourable geology to the west of the mining leases.  The property is subject to two underlying royalty agreements entitling the royalty holders to a cumulative 5.5% Net Smelter Returns Royalty, of which 2.5% can be bought back at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date (as at August 31, 2010, this amounts to approximately $1.2 million). Since acquiring the property in 2005, Avalon has concentrated its exploration efforts on the largest known mineralized zone on the property, formerly known as the Lake Zone, renamed the Nechalacho REE Deposit (“Nechalacho deposit”) by the Yellowknives Dene First Nation (“YKDFN”) in September 2009.

Expenditures during the quarter ended November 30, 2010 totalled $4,632,137.  Of this, approximately 61% was spent on drilling and geological work in support of the drilling program, 18% on metallurgical and market studies, 11% on feasibility and engineering studies, 8% on environmental studies and permitting work, and 2% on community consultation work.  Most of the drilling in the Quarter was done with the objective of better defining the Nechalacho deposit, identifying the highest grade parts of the deposit, reducing the average hole spacing to allow reclassification of more of the resource from the Inferred to the Indicated level of confidence and collecting sample material for pilot plant work.  The 2010 summer drilling program was concluded on October 31, 2010 and the analytical data from this program is still being compiled with the objective of producing an updated resource estimate in late January, 2011. Drilling is scheduled to resume by January 17, 2011 with two rigs to continue definition drilling and bulk sample collection. Approximately 20,000 metres of drilling is planned.

Metallurgical studies are ongoing to define the most efficient process for recovery of the REE. The flotation process testwork was advanced to the mini-pilot plant stage with bulk samples amounting to between four and five tonnes now being tested at the Xstrata Process Support (“XPS”) test facility in Sudbury, ON with the technical support of SGS Canada Ltd.(“SGS”). The mini-pilot plant operations will provide enough concentrate to continue definition of the hydrometallurgical flowsheet.  The Company is also studying the merits and cost for establishing a separation plant in North America, and received a study on this during the Quarter.

Community engagement continues to be carried out with the objective of developing partnerships with the local Aboriginal communities.  During the quarter, the Company entered into a Negotiation Agreement with the Yellowknives Dene First Nation regarding the Nechalacho rare earth elements deposit located at Thor Lake. This form of initial agreement (often referred to as a Memorandum of Understanding or “MOU”), is done in order to frame the negotiations towards an impacts and benefits type agreement.  Positive steps are ongoing toward finalizing a MOU with Avalon’s remaining participating First Nations.   Avalon, in close relationship with EBA Engineering consultants, is in the process of finalizing Traditional Knowledge survey reports from its participating aboriginal and community elders for use in Avalon’s Environmental Assessment Process.

Nechalacho Deposit Drilling

Since July 2007 Avalon has completed over 59,000 metres of drilling on the Nechalacho deposit. The 2010 summer drilling program concluded in October and included 16,188 metres in 63 drill holes.  As at the date of this report, drilling is planned to resume at the site in early January with two drills operating.  Annual drilling program totals completed since July, 2007 are summarized in the Table below (as of October 31, 2010):

Calendar Year	Holes	Metres
2007	16	2,551
2008	74	14,280
2009 winter	26	5,474
2009 summer	44	9,123
2010 winter	43	11,398
2010 summer (to Oct. 31)	63	16,188
Total to date	266	59,014

Scott Wilson RPA Resource Estimate

A resource estimate was prepared by independent consultant Scott Wilson RPA as part of the pre-feasibility study. New estimates on operating costs and revenues resulted in the determination of a lower economic cut-off grade which, along with the re-classification of some Inferred Resources as Indicated, resulted in a significant expansion of the total Indicated and Inferred Resources in the deposit. Additions to the Indicated Resources in the high-grade Basal Zone significantly benefited the mine development plan.

As a result of the application of a lower cut-off grade, Indicated Mineral Resources for the Basal Zone reported by Scott Wilson RPA for the Technical Report were increased to 14.4 million tonnes of 1.82% TREO and including 0.40% HREO. The overall Inferred Mineral Resources for both Basal and Upper Zones also increased to 175.93 million tonnes of 1.43% TREO including 0.21% HREO.

The NI 43-101 compliant resources as currently established by Scott Wilson RPA, from all the drilling completed up to the end of 2009, are summarized in the table below.

INDICATED	Tonnes (millions)	% TREO	% HREO	% ZrO2	% Nb2O5	ppm Ga2O3	ppm Ta2O5
Upper Zone	6.89	1.45	0.17	1.86	0.286	175	194
Basal Zone	14.48	1.82	0.40	3.38	0.437	144	430
Total Indicated	21.37	1.70	0.33	2.89	0.39	154	354
INFERRED	Tonnes (millions)	% TREO	% HREO	% ZrO2	% Nb2O5	ppm Ga2O3	ppm Ta2O5
Upper Zone	99.06	1.29	0.12	2.44	0.364	172	210
Basal Zone	76.87	1.60	0.33	3.14	0.443	134	413
Total Inferred	175.93	1.43	0.21	2.74	0.399	155	298

Notes:
(1)	Canadian Institute of Mining (“CIM”) definitions were followed for Mineral Resources.
(2)
Mineral Resources estimates are based on the following price assumptions: US$21.94/kg TREO (based on the typical distribution of the individual REE in the Basal Zone), US$3.76/kg zirconium oxide (ZrO2), US$45/kg niobium oxide (Nb2O5), US$275/kg gallium oxide (Ga2O3), and US$130/kg tantalum oxide (Ta2O5).

(3)	An exchange rate of C$1.11/US$1.00 was used.
(4)	Mineral Resources are estimated using a NMR cut-off value of C$260/tonne.
(5)	A minimum mining width of five metres was used.
(6)	Resource densities in the block model are interpolated values averaging 2.87 t/m3. Density is estimated from 7,622 density measurements on drill core completed by Avalon.
(7)	Indicated Mineral Resources are inclusive of Mineral Reserves.
(8)	Totals may differ from sum or weighted sum of numbers due to rounding.
(9)
The resources are estimated based on assays of 155 drill holes drilled by Avalon through the end of 2009 plus re-assay by Avalon of core from six historic drill holes. Drill results from the winter 2010 program are not included.

(10)
The sampling protocols as applied by Avalon were reported in detail in the Company’s press release of May 12, 2010 which is available on the Company’s website www.avalonraremetals.com or on its SEDAR profile at www.sedar.com.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Mineral Reserve Estimate

A Mineral Reserve estimate for the Thor Lake project has been prepared by Scott Wilson RPA.  The Mineral Reserve is based upon underground mining of the Nechalacho Deposit. The Mineral Reserves were all converted from Indicated Mineral Resources and no Inferred Mineral Resources were converted to Mineral Reserves.  Where inferred mineral resources are included within the stope boundaries of the mine plan the material has been treated as dilution.

	Tonnes (millions)	%TREO	% HREO	% ZrO2	% Nb2O5	% Ta2O5
Probable Reserves
Basal Zone	12.01	1.70	0.38	3.16	0.41	0.041
Total Probable Reserves	12.01	1.70	0.38	3.16	0.41	0.041

Notes:
(1)	CIM definitions were followed for Mineral Reserves.
(2)
Mineral Reserves are estimated using price forecasts for 2014 for rare earth oxides (US$21.94/kg average), zirconium oxide (US$3.76/kg), tantalum oxide (US$130/kg) and niobium oxide (US$45/kg), which are significantly above current prices.

(3)	HREO grade comprises Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, and Lu2O3. TREO grade comprises all HREO and La2O3, Ce2O3, Nd2O3, Pr2O3, and Sm2O3.
(4)	An exchange rate of C$1.11/US$1 was used.
(5)	Mineral Reserves are estimated using a Net Metal Return (“NMR”) cut-off value of C$260/tonne.
(6)	A minimum mining width of five metres was used.
(7)	Totals may differ from weighted sum of numbers due to rounding.
(8)	Reserves include dilution.

Feasibility Study Work

Avalon announced the results of the PFS on the Nechalacho deposit (the “Project”) in a news release dated June 21, 2010.  The PFS was completed by independent consultants Scott Wilson RPA.  The results demonstrate with a high degree of confidence that the project development model as presently conceived is technically feasible and will provide satisfactory returns on invested capital with acceptable risk.  The completed technical report was posted on SEDAR  July 29, 2010 with a subsequent amended version posted September 21, 2010.

The PFS indicates that positive economic results can be obtained for the Thor Lake Project, in a scenario that includes underground mining, preparation of a bulk concentrate at Thor Lake and hydrometallurgical processing at a plant to be constructed in Pine Point, NWT.  The products from the hydrometallurgical plant will be a mixed rare earth oxide product and separate zirconium oxide, niobium oxide and tantalum oxide products.  Scott Wilson RPA developed a financial model from first principle capital quotations, estimates from suppliers, manufacturers, contractors and experience based on similar operations in Canada and abroad.  The resulting discounted cash flow (“DCF”) analysis summarized below shows a positive internal rate of return (“IRR”) and a positive net present value (“NPV”) by applying a range of discount rates on both a pre-tax and after-tax basis.  The net cash flow is based on an 18 year operating schedule.  The CAD/USD exchange rate was assumed to be CAD$1.00 = USD$0.90.  The financial model assumes 100% equity financing, although the Company plans to pursue various financing options upon completion of a bankable feasibility study.

Financial Analysis	Pre-Tax	After-Tax
IRR	14%	12%
Net Cash Flow	$2.1 billion	$1.5 billion
NPV @ 5%	$826 million	$540 million
NPV @ 8%	$428 million	$236 million
NPV @ 10%	$246 million	$97 million

Total Project construction capital costs inclusive of a 22% contingency were estimated at $899.7 million.  Of the total capital costs, the mine, mill and hydrometallurgical plant capital comprises $589.3 million while the remaining costs include contingency, sustaining capital, reclamation and Engineering, Procurement, Construction and Management (“EPCM”).  Average operating costs over the 18 year life of the Project are estimated to average $267 per tonne of ore mined or $5.93 per kilogram of product.  Combined recoveries of TREO, ZrO₂, Nb₂O₅ and Ta₂O₅ are 84.6% from the flotation plant and 90% from the hydrometallurgical plant.  All four products will be concentrated together and are only isolated into individual products in the final stages of the hydrometallurgical process and therefore, their recovery costs have been aggregated.

Expected revenues are based on the following average price assumptions in USD per kilogram: TREO = $21.94, ZrO₂ = $3.77, Nb₂O₅ = $45.00, Ta₂O₅ = $130.00.  The price assumption for TREO was based on reported FOB China prices for separated oxides discounted by an average of 38% to account for the cost of separation. Some of the price assumptions used for individual rare earth oxides were roughly 30% higher than May, 2010 prices, based on independent third-party long term price forecasts. Prices for many of the rare earth oxides increased substantially in July and August 2010 following the announcement of sharp reductions in export quotas by China.

Financial analyses prepared for pre-feasibility studies are designed to determine if, after applying conservative assumptions on costs and revenues, the project stands up as an economically viable development opportunity. In this regard, management is pleased that, despite a higher capital cost estimate than previously anticipated, the DCF analysis yielded positive results.  Sensitivity analyses demonstrate that profitability is most sensitive to total revenue, exchange rate, operating costs and the metals prices.

Upon completion of the PFS, Scott Wilson RPA recommended that Avalon advance the Thor Lake Project to the Feasibility Study stage.  During the quarter, the Company contracted an engineering firm to commence compiling certain components of the Bankable Feasibility Study (“BFS”) including all engineering and designs for the Thor Lake Project’s underground crushing, grinding and flotation plant infrastructure.  In addition, Management has already identified many opportunities for optimization of the Project that could result in significantly enhanced economics which include the following:

•	Elimination of the first three year ramp-up period and begin mining at a rate of 2,000 tonnes per day from the Nechalacho deposit;
•	Modify and update the underground mine plan to reflect the most recent expansion of indicated resources;
•	Selectively mine higher grade material within the first five years of production;
•	Investigate alternative energy sources to lower operating costs; and
•	Investigate the inclusion of separating rare earths outside China.

The Company plans to manage all BFS work in-house and engage an independent expert consultant to review an essentially completed study. This consultant has not yet been selected. Work on the BFS commenced in July 2010 and management anticipates that approximately 18-20 months are required for completion of the BFS. The budget for the BFS in the PFS was $43.5 million, which included $11.5 million in administrative and overhead. The non-administrative and overhead budget for the BFS is currently $40 million and administrative and overhead costs for 2011 and 2012 are budgeted at $7 million.  This is an overall increase of $3.5 million from the budget in the PFS.  Non-administrative and overhead expenditures to date total approximately $6 million. The work program is generally proceeding on schedule and on budget although the schedule for the metallurgical test program (discussed below) is considered to be tight with potential for delays due to equipment availability and laboratory capacity.

Metallurgical Process Development and Product Marketing

Metallurgical process development work continued during the quarter with effort being directed toward flotation pilot plant testing and the hydrometallurgical process.  The former work was conducted at the XPS facility in Sudbury, Ontario and the latter at the SGS laboratory in Lakefield, Ontario, under the supervision of J. R. Goode, P. Eng., Consulting Metallurgist.

Next steps include completing the flotation pilot plant work and commencing the hydrometallurgical testwork to prove both processes at a scale required for bankable feasibility study purposes.  Once the flotation work has been completed and sufficient mineral concentrate produced, pilot scale evaluation of the hydrometallurgical process flowsheet will be initiated in the third quarter in 2011.

At the presently contemplated full mine production rate of 2,000 tonnes per day, the hydrometallurgical facility will have an annual output averaging close to 10,000 tonnes TREO as a mixed oxide product, plus by-product production of 18,000 tonnes ZrO2, 1,700 tonnes Nb2O5 and 100 tonnes Ta2O5.  Estimated rates of recovery for each of these products are as follows:

Product	Flotation Plant Recoveries	HydroMet Plant Recoveries
TREO	79.5%	93.0%
Zirconium (ZrO2)	89.7%	90.0%
Niobium (Nb2O5)	68.9%	80.0%
Tantalum (Ta2O5)	63.0%	50.0%
Combined Recovery	84.6%	90.0%

Gallium may also be recovered at a later stage. At the prices assumed for the PFS, the rare earths represent 56% of the anticipated total project revenues while niobium, zirconium and tantalum represent 44%.  Niobium and zirconium make up about 20% each and tantalum represents approximately 3% of total project revenues.

The pricing model for the REE used in the PFS takes into account forecasts of decreasing supply available outside China and increased demand as well as the nature of the mixed REE product that will be produced by the hydrometallurgical facility.  The methodology used for developing REE price assumptions for the PFS involved first calculating a “representative” price for individual rare earth oxides in China, then estimating future price appreciation inside China to 2014 from various price forecasts.  Then a 2014 “outside China” price was estimated by including a portion of the VAT and tariffs currently applied to exported product.  Finally, a formula was created to link concentrate pricing to prices for individual rare earth oxides resulting in an average price assumption of US$21.94/kg TREO for Avalon’s mixed total rare earth oxide concentrate.

Since the PFS was issued in July 2010, rare earth prices have actually increased on average by 357%, well in excess of the price appreciation used in the PFS.  Using current (January 2011) prices in our pricing model would result in an Avalon concentrate price of US$ 44.67/kg TREO, more than twice the US$ 21.94 forecasted in the PFS.

The model assumes that Avalon’s concentrate will be sold or toll-processed at one or more separation plants outside China which will be established before 2015.  For the BFS Avalon will evaluate if it should participate in the establishment of such a separation plant outside of China. Product sales volumes used in the PFS were supported by letters of interest from two potential customers.  For the bankable feasibility study, Avalon anticipates having product off-take arrangements in place.

The Company has accelerated its product sales and marketing efforts.  This effort is being led by Mr. Pierre Neatby, the Company’s Vice-President, Sales and Marketing. Working with Ian London, P.Eng., Market Development and Energy consultant, Mr. Neatby is developing a proactive marketing plan including continued participation in various industry conferences with the overall objective of building relationships with potential future customers for the mineral products and identifying strategic partners for the further processing (separation) of the mixed REE chemical concentrates.

Rare Earth Separation Plant

During the Quarter, Avalon received a study for the construction of a rare earth separation plant in North America. The purpose of this study was to determine the cost of establishing such a facility in Canada for discussion purposes with potential partners. The authors of the study concluded that a separation plant with a design capacity of 25,000 tonnes per annum of TREO, and assuming an arbitrary location in southern Ontario, would cost an estimated $346 million, with a level of accuracy of +/- 35%.

It is anticipated that the increased revenue to the Company from being able to sell separated oxides would more than offset the costs of the separation plant, and that the separation plant would have a positive economic impact on the Project.

This plant capacity is intended to handle the presently contemplated production of 10,000 t/a from the Project, any future Avalon production increases, and process material from other potential future producers, especially those producing chemical precipitates rich in the heavy rare earths.

Key site selection criteria include proximity to transportation infrastructure, and proximity to suppliers of the principal reagents required which include hydrochloric acid and caustic soda. The delivered cost of these reagents accounts for most of the plant’s total estimated operating cost. A number of possible sites in North America meeting these criteria have been identified by Avalon and additional sites will be considered in other parts of the world as a part of the BFS work.

Site Development Work

Site development being carried out under the overall direction of David Swisher, Vice-President Operations, includes historic reclamation cleanup, environmental baseline studies, mine planning,  tailings disposal site evaluation, groundwater hydrology evaluations, underground rock mechanic testing and establishing additional camp facilities by refurbishing three of the trailers that were left at the site from historic operations in the 1980s.

During the Quarter, the Company completed its summer 2010 geomechanical and hydrology feasibility testwork for the Thor Lake site with no unexpected results.  The geomechanics identified one horizontal joint set underground and is not expected to be a carrier of water.  Packer tests were completed to confirm there is no deep water aquifer within Nechalacho that would cause issues with underground mining.

The Company also conducted feasibility testwork at Pine Point, NWT by installing several monitoring wells around the location of the proposed hydromet tailings management facility.  Also completed was geomechanical testing of soils in the area of the proposed hydrometallurgical plant.

During the Quarter, Avalon engaged a consultant to investigate the potential of producing low cost geothermal power for its proposed hydrometallurgical plant. Government surveys reveal that the area south of Great Slave Lake has a high geothermal gradient indicating good potential for geothermal power generation. The Company is currently engaged in phase one of a three phase project and  results of phase one are expected to be available in the first quarter of calendar 2011. These results are expected to determine whether further work is warranted.

Community, Environment, Health and Safety, Permitting

During the Quarter, the Company continued its community engagement work in Lutselk’e, Fort Resolution (Deninu Kue First Nation and Fort Resolution Metis Council), Yellowknife (YKDFN and North Slave Metis Association) and Hay River (Katlodeeche First Nation and Hay River Metis Council). Continuing community engagement is focused on development of partnerships and facilitating employment and business opportunities for First Nations members.

Subsequent to the Quarter, the Company entered into a negotiation agreement with the Yellowknives Dene First Nation (“Yellowknives”), and is discussing entering into the same form of agreement with other local First Nations.   This type of initial agreement (often referred to as a memorandum of understanding (“MOU”)), is done in order to frame the negotiations toward an impacts and benefits-type agreement.

The negotiation agreement outlines broad principles for co-operation and provides the basis for the negotiation of an accommodation agreement. The accommodation agreement (like an impacts and benefits agreement), if agreed to, will be structured to mitigate any adverse impacts of project development, define the benefits to the parties and provide greater certainty with respect to the development of the Project.

After several years of regular consultation, Avalon and the Yellowknives have established a co-operative and respectful relationship for responsible mineral development in the Yellowknives' traditional territory, known as the Chief Drygeese territory. The Company and the Yellowknives intend to continue and broaden this relationship through these negotiations. Accommodation agreements typically cover a number of topics, such as environmental protection, business and employment opportunities, in respect of the Project. Avalon and the Yellowknives have agreed to commence negotiations on the accommodation agreement as soon as possible, with the objective of concluding this agreement in 2011.

The Company seeks to create business opportunities for First Nations through its on-going field programs.  The major air charter and expediting suppliers are partially Aboriginal-owned through joint ventures.  Recently, the drilling company, Foraco, has completed a joint venture agreement with Deton Cho Corporation (“Deton Cho”), the business arm of the Yellowknives Dene, such that the second drill at site is operated under a joint venture between Foraco and Deton Cho.  Deton Cho was also contracted to construct the new airstrip..  Avalon’s current environmental baseline work is being completed by Stantec (Jacques Whitford) which recently finalized a business joint venture with Deton Cho and EBA Engineering, also responsible for certain aspects of the environmental permitting process.

At least 40% of individuals employed at site are Aboriginal.  Two to three driller helper trainees from the 2009 training course for Aboriginal people have been employed at the site at any one time, and one of the graduates has now obtained full-time employment status with Foraco.

The Company has placed a high priority on its performance with respect to health and safety at Thor Lake.  During the three months ended November 30, 2010, there have been no lost time accidents at the Project.

There have been a number of Land Use inspections during the period by the Indian and Northern Affairs Land Use inspector, with no significant issues to report.  All land use inspection reports have been filed on the Company’s website in the CSR/Sustainability section.

On April 23, 2010, Avalon filed a detailed Project Description Report (“PDR”) with the Mackenzie Valley Land and Water Board (“MVLWB”) as the first step in its application for a Type A Land Use Permit and Type A Water License. On June 11, 2010, the Company was advised by the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”) that, as expected, the permit application would be referred for environmental impact assessment which is underway.  As of October 26, 2010, scoping sessions have been completed in the communities of Yellowknife, Dettah, Lutsel K’e, Fort Resolution and Hay River.  On November 26, 2010, MVEIRB submitted its Draft Terms of Reference (“ToR”) with the comment period extended through Janurary 7, 2011.  Avalon is now awaiting MVEIRB’s Final Terms of Reference (“ToR”) which will serve as the basis for the Developers Assessment Report (“DAR”) required for the assessment process.

Avalon Updated Resource Estimate

The June 2010 resource estimate completed by Scott Wilson RPA did not include the 2010 winter drill program which focused, in part, on testing a new area of interest in the Basal Zone referred to as West Long Lake, located at the westerly quarter of Long Lake, and the areas immediately to the north and south. Avalon’s Senior Resource Geologist, Finley Bakker, P. Geo. completed an estimate of the resources defined in that area from the winter drilling in that area which was disclosed on September 8, 2010.

The 2010 winter drilling increased the Indicated Mineral Resources in the key Basal Zone part of the deposit by 40% with an additional 5.97 million tonnes grading 1.57% TREO with 25.5% HREO/TREO, using the same $260 net metal return (“NMR”) cut-off grade applied in the previous resource estimate reported on June 14, 2010. Combined with the previously announced NI 43-101 compliant Indicated Resources defined in the area referred to as Tardiff Lakes, the total Indicated Mineral Resources in the Basal Zone now stands at 20.45 million tonnes grading 1.75% TREO with 23% HREO/TREO.

Further, the Basal Zone in the West Long Lake area contains a high grade sub-zone defined by applying a higher cut-off grade at $600 NMR. This yields 1.87 million tonnes grading 2.19% TREO, with 28.8% HREO/TREO, 4.29% zirconium oxide, 0.50% niobium oxide and 0.06% tantalum oxide, representing 30% of the total Indicated Resources in the West Long Lake area. Further additions to this high grade sub-zone are anticipated from the 2010 summer drilling program on the land-accessible north extension of this zone.

The resources are summarized in the following table.  Note that a portion of the existing Inferred Resources was converted to the Indicated category, meaning that the total increase in resources includes deduction for that overlap. The estimation parameters were essentially identical to those utilized by Scott Wilson RPA in June 2010.

				Undiluted Grades
INDICATED		Tonnes (Millions)	TREO %	HREO %	HREO / TREO %	ZrO2%	Nb2O5%	Ta2O5 ppm	Ga2O3 ppm
	Tardiff Lake	14.48	1.82	0.40	22	3.38	0.44	430	144
Basal	West Long Lake	5.97	1.57	0.40	25	3.06	0.39	436	127
	Total	20.45	1.75	0.40	23	3.29	0.42	432	139
Upper	Tardiff Lake	6.89	1.45	0.17	12	1.86	0.29	194	175
	West Long Lake	3.09	1.40	0.15	11	2.17	0.27	192	156
	Total	9.98	1.43	0.16	11	1.95	0.28	193	169
Grand Total		30.43	1.64	0.32	20	2.85	0.38	353	149

				Undiluted Grades
INFERRED		Tonnes (Millions)	TREO %	HREO %	HREO / TREO %	ZrO2%	Nb2O5%	Ta2O5 ppm	Ga2O3 ppm
	Nechalacho	76.87	1.60	0.33	21	3.14	0.44	413	134
Basal	Overlap	(15.85)	1.60	0.33	21	3.14	0.44	413	134
	West Long Lake	23.16	1.33	0.25	18	2.79	0.40	397	122
	Total	84.18	1.53	0.31	20	3.04	0.43	409	131
	Nechalacho	99.06	1.29	0.12	9	2.44	0.36	210	172
Upper	Overlap	(8.26)	1.29	0.12	9	2.44	0.36	210	172
	West Long Lake	7.58	1.31	0.12	9	2.03	0.27	165	163
	Total	98.38	1.29	0.12	9	2.41	0.36	207	171
Grand Total		182.56	1.40	0.21	15	2.70	0.39	300	153

Notes:
1.	CIM definitions were followed for Mineral Resources
2.	HREO (Heavy Rare Earth Oxides) is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3.
3.	TREO (Total Rare Earth Oxides) is HREO plus: La2O3, Ce2O3, Pr2O3, Nd2O3 and Sm2O3
4.
Mineral Resources are estimated using price forecasts for 2014 for rare earth oxides prepared early in 2010. Some of these prices are higher and some are lower than current prices. The prices used are the same as in the June 14, 2010 disclosure.

5.	A cut-off NMR grade of C$260 Can was used. NMR is defined as “Net Metal Return” or the gross in situ value of all the payable rare metals in the ore.
6.	An exchange rate of C$1.11/US$1.00 was used.
7.	ZrO2 refers to Zirconium Oxide, Nb2O5 refers to Niobium Oxide, Ta2O5 refers to Tantalum Oxide, Ga2O3 refers to Gallium Oxide.
8.	“Tardiff Lakes” refers to Indicated Resources estimated by Scott Wilson RPA released on June 14, 2010 and further detailed in the NI 43-101 report dated July 29, 2010.
9.	“West Long Lake” refers to the new resource estimate prepared by Avalon’s Senior Resource Geologist Finley Bakker, P.Geo.and presented in this release.
10.
“Overlap” refers to that portion of the West Long Lake area Inferred Resources that overlap with the previous Nechalacho Inferred Resource estimates and deducted from the totals. There was no overlap in the Indicated Resource volumes.

11.	“Nechalacho” in the Inferred resource table refers to the Inferred Resources for each of the Upper and Basal Zones of the Nechalacho deposit reported on June 14, 2010
12.	Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Future Plans

With the completion of the PFS on the Nechalacho deposit, the Company’s priorities on the project have now shifted to completing the BFS.  The Company is hiring additional staff so that much of this work can be completed in-house and with the overall objective of building a qualified operating team for project development and ultimately production.  Additional development work at site either planned or in progress for the property includes:

•
Continue exploration drilling at the Nechalacho deposit to define the new areas of mineralization and definition drilling to better define continuity, increase the confidence level on resources and obtain a bulk sample for pilot plant work.

•	Review of the stoping sequence and stoping plans to determine whether further increases in the feed grades in the early years are obtainable.
•	Incorporate additional Indicated Resources into the mine plan as they become available.
•	Investigate higher production rate scenarios.
•	Pilot plant work for optimization of mass pull (affecting concentrate handling costs) vs. recovery (affecting revenue) for the concentrator should be carried out at the feasibility stage.
•
Continue testwork to optimize the mineral cracking process, to fully define the process for the recovery of values from the flotation concentrate, followed by pilot plant trials of the hydrometallurgical flowsheet in 2011.

•	Conduct a trade-off study for site location of the hydrometallurgical plant due to the Project incurring an economic disadvantage by assuming a northern location for the plant.
•	Review availability of grid power for both site locations as the Project is advanced.

Separation Rapids

During the quarter ended November, 2010, the Company incurred $3,166 in expenditures on the Separation Rapids Lithium-Tantalum Project which is host to the Big Whopper petalite deposit.  These costs were related to ongoing market development work for the Company’s lithium minerals product, site clean-up, property maintenance and community consultation.

The Company is continuing its market development program with the glass and ceramics industry to demonstrate the energy-savings and environmental benefits associated with the use of lithium in its batch formulations.

Investor interest in lithium remains high amongst investors, due to its use in rechargeable batteries and the anticipated large future demand for such batteries from the automotive sector.  Management continues to receive inquiries about the Big Whopper as a known high quality lithium resource and is evaluating a number of potential strategic options but no commitments have been made as at the date of this report.

East Kemptville

During the quarter ended November 30, 2010, the Company incurred expenditures totalling $7,237 on the East Kemptville Tin-Rare Metals Project in Yarmouth Co., Nova Scotia.  Avalon previously completed a drill program on the Ikes Ridge property which consists of approximately 6,500 hectares (12,520 acres) of exploration licences adjacent to, and along trend from the East Kemptville Special Licence and Closure area.  The work was being conducted by Hudgtec under the supervision of the Company’s Vice-President, Exploration, Dr. William Mercer, P.Geo..

Most of the expenditures incurred on the Ikes Ridge property were related to a grass roots exploration program (with an original budget of $500,000) that was substantially completed during the year ended August 31, 2010. The work program included line cutting, geophysical and geochemical surveys and diamond drilling.

Future work on the East Kemptville project will be focused mainly on the Special Licence and completion of the Preliminary Economic Assessment (“PEA”) of the historic tin-indium resources in that area. A total of $1.5 million in additional expenditures are required on the Special Licence before the Company can vest its 100% interest in the mineral tenure.

A $350,000 work program proposal for the East Kemptville Special Licence was submitted in December 2009, to the government of Nova Scotia and Rio Algom Ltd. (the holder of surface tenure at the East Kemptville mine site) to access the site to carry out sampling in connection with the PEA.  The Company is still awaiting permission from Rio Algom (BHP Billiton) to proceed with this work and is now working with third parties to engage the key decision makers at BHP Billiton.  During the quarter ended November 30, 2010, the Company received an extension from the Minister of Natural Resources of Nova Scotia to fulfill its expenditure obligations under the Special Licence by August 1, 2011.

Warren Township

Expenditures of $250 were incurred on the Warren Township Anorthosite Project during the three months ended November 30, 2010.  Ongoing costs are generally related to routine project maintenance costs.  Essentially the project will remain inactive until issues over the size of the permit area are resolved with the Ontario Ministry of Natural Resources.  There are no specific timelines in place for initiation of any new work programs on the project.

Administration

Operating expenses totalled $1,519,186 for the quarter ended November 30, 2010, an 9% increase over the amount incurred during the quarter ended November 30, 2009 ($1,393,018).  Excluding non-cash stock-based compensation, operating expenses totalled $987,727, a 39% increase compared to the fiscal quarter ended in 2009.  This increase reflects the ongoing increasing of the Company’s business activities.  The main areas of increased expenses were salaries and benefits and transfer and filing fees.

Stock-based compensation decreased to $531,460 from $684,181 compared to fiscal 2009.  This decrease is primarily a result of fewer options vesting in the current quarter compared to 2009.

Salaries and benefits for the quarter ended November 30, 2010 totalled $269,383, a 126% increase over the fiscal quarter ended 2009 ($118,979).  The increase relates primarily to a bonus paid to the Company’s CEO of $40,000 as well as the increased number of staff on payroll and some individual pay increases.

Transfer and filing fees increased by $50,928 compared with the fiscal quarter ended 2009, primarily as a result of the additional fees incurred relating to the financing completed in September 2010 and the increase in the annual TSX listings fees.

Professional fees increased by $25,641 to $102,917 compared to the fiscal quarter ended 2009.  The increase relates primarily to the Company’s listing application to have its common shares listed on the NYSE Amex.

Directors’ fees for the current fiscal quarter increased by $43,950 to $54,950 compared to the fiscal quarter ended 2009.  Commencing in January 2010, each of the Company’s independent directors is compensated by an annual base fee of $16,000 (additional annual fees of $6,000 each for the Chairman of the Board and the Chairman of the Audit Committee, and additional annual fees of $3,000 for the Chairman of any other committee of the Board) plus an attendance fee of $800 for each meeting attended.  During the year ended August 31, 2010, the Company also increased the number of directors serving on the Board from five to seven.

The increase of $34,783 in rent and utilities is related to the addition of the Company’s operations office in Delta, BC as well as the expansion of its head office premises in Toronto in July, 2010.

Expenditures on public and investor relations (“IR”) activities for the quarter ended November 30, 2010 totalled $191,135, a 17% decease over the quarter ended 2009 ($228,512).  The primary reason for this decrease relates to the costs the Company incurred in obtaining its listing on the OTCQX in 2009, which were not repeated in 2010 and reduced marketing activities due to management time in September being focused mainly on the equity financing initiative and related prospectus requirements.

Investor interest in rare earths continues to grow with the intense media coverage of the international trade issues, and with increasing numbers of institutional shareholders, investor relations activities and international marketing initiatives have accelerated. During and subsequent to the end of the quarter, the Company participated in five investment conferences and carried out institutional investor marketing in Toronto, Montreal, Spokane, New York, San Francisco, London, Geneva, Munich, Frankfurt and Hong Kong. A similar level of investor relations activity is anticipated in 2011.

Higher cash balances resulted in interest income increasing to $93,687 compared with $23,271 for the fiscal quarter ended 2009.

Summary of Quarterly Results

The following selected financial data is derived from the unaudited interim financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

Fiscal Year	2011	2010				2009
For the Quarters Ended	Nov. 30	Aug. 31	May 31	Feb. 28	Nov. 30	Aug. 31	May 31	Feb. 28
	$	$	$	$	$	$	$	$
Net revenues	93,687	19,015	21,583	16,688	23,271	27,770	35,265	52,701
Loss before discontinued operations and extraordinary items	1,425,499	1,079,860	893,979	1,295,917	829,544	1,551,095	636,998	238,665
Loss before discontinued operations and extraordinary items, per share, basic and fully diluted	0.02	0.01	0.01	0.02	0.01	0.02	0.01	-
Net loss	1,425,499	1,079,860	893,979	1,295,917	829,544	1,551,095	636,998	238,665
Net loss, per share, basic and fully diluted	0.02	0.01	0.01	0.02	0.01	0.02	0.01	-

The fluctuation on quarterly net loss is primarily due to stock-based compensation expenses recognized on stock options granted to directors, officers, employees and consultants of the Company, the write-downs of resource properties and recovery of future income taxes.  The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value.

Liquidity and Capital Resources

In management’s view, given the nature of the Company’s operations, which consist of the exploration and development of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures.  The Company’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover and develop new mineral deposits.  Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine.  The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company’s control, including the market value of the metals and minerals to be produced.  The Company does not expect to receive significant revenue from any of its properties until 2015 at the earliest.

As at November 30, 2010, the Company had working capital of $37,886,425 and cash and cash equivalents on hand of $39,215,774.

On September 30, 2010, the Company completed a short form prospectus offering consisting of 9,240,000 units at a price of $3.25 per unit for total gross proceeds of $30,030,000.  After commissions and expenses the Company netted cash proceeds of $27,896,577.

On August 17, 2010, the Company amended the exercise price of certain of its then outstanding warrants to $2.51 (from $3.00) for the period commencing September 1, 2010 and expiring September 30, 2010 (the “Amended Price Period”).  During the Amended Price Period, 3,483,650 warrants and 360,000 broker warrants were exercised for proceeds of $9,618,762, and 68,850 warrants remained outstanding.

The Company’s current operating expenditures, excluding expenditures on resource property work programs, are approximately $300,000 per month.  As at the date of this report, the Company’s current anticipated resource property expenditures for fiscal year 2011 are budgeted at approximately $24 million (of which approximately $6 million has been incurred to date), with most of these expenditures being allocated to the Thor Lake Project for the BFS, metallurgical studies (including mini-pilot plant and pilot plant tests), environmental studies and further definition drilling on the Nechalacho deposit.  In addition, the Company expects to incur approximately $16 million in fiscal 2012 completing the BFS.

The Company’s present cash resources are sufficient to meet all of its current contractual obligations, administrative and overhead expenditures, and planned exploration and development work programs for at least the next eighteen months.  The Thor Lake, Warren Township, Separation Rapids and Lilypad Lakes properties are all 100% owned by the Company with minimal holding costs, the most significant being annual lease rental fees on Thor Lake of $20,998 and the annual expenditures related to the new mining lease at Separation Rapids total $1,264.

Under the amended terms of the East Kemptville Special Licence, the Company has optional obligations to incur $1.48 million in exploration expenditures by August 1, 2011 to vest its mineral title. The property is currently in good standing.

A joint venture with an industry partner or end-user may represent an attractive alternative for financing the more advanced stages in the development of any of the Company’s four advanced rare metals projects at Separation Rapids, Thor Lake, East Kemptville, or Warren Township projects, when capital requirements become relatively large.

The Company has two standby letters of credit; one in the amount of $76,580 for its closure plan at Separation Rapids related to the Company’s advanced exploration permit and one in the amount of $105,000 related to the construction of an airstrip at Thor Lake, which are secured by guaranteed investment certificates for the same amounts.

The Company has two operating leases for its office premises.  As at the date of this report, the minimum lease commitments under these leases are as follows:

2011	$122,310
2012	$205,122
2013	$197,266
2014	$204,443
2015	$208,960
2016	$208,960
2017	$69,653

Corporate Social Responsibility (“CSR”)

The Company has embraced the principles of sustainability as core to its business practice and in 2008, the Company adopted the Principles and Guidelines for Responsible Exploration being developed by the Prospectors and Developers Association of Canada (“PDAC”) as policy of the Company.  These principles for environmental and social best practice were announced by PDAC as part of the roll-out of its e3 Plus program (“Environmental Excellence in Exploration”), with the “Plus” referring largely to the inclusion of CSR principles as part of e3.  Specifically, the Company has committed to implementing the core CSR principles of e3 Plus on its exploration and development programs which are as follows:

1.  adopt responsible governance and management;
2.  adopt ethical business practices;
3.  respect human rights;
4.  commit to project due diligence and risk assessment;
5.  engage host communities and other affected interested parties;
6.  contribute to community development and well-being;
7.  protect the environment; and
8.  safeguard the health and safety of workers and the local population.

The Company reports on its performance against these principles as part of its continuous disclosure practice as it has in the section above on the Thor Lake project.  In addition to that disclosure, the Company participated in or sponsored numerous community events with the Dene Nation and in several Dene Nation communities.

The Company has a number of policies relating to CSR and ethics including:

•	Safety and Environmental Policy
•	Whistleblower Policy
•	Code of Business Conduct
•	Corporate Governance Principles
•	Disclosure Policy
•	And the PDAC e3 Plus Principles for Responsible Exploration

These policies are posted on the corporate website and the Company requires that all those in positions of authority or managing others, to have read the corporate policies and procedures.  The Company maintains a Community, Environment, Health and Safety Committee comprised of the three independent experts to advise management on best practice and provide guidance on specific challenges.

Since 2007, the Company has endeavoured to maximize aboriginal employment at the site and partly through implementation of specific training initiatives have succeeded in maintaining 30- 40% aboriginal of the 30 plus employees at the Thor Lake site.  In addition, major service contracts for expediting and air charter services are with companies partnered with Aboriginal groups.  During the quarter ended November 30, 2010, meetings were also held with each of the impacted Dene communities to discuss the Company’s progress on its PFS, permitting, metallurgy, bankable feasibility study and accommodation agreements.  The impacted First Nations approached Avalon with regards to generating business capacity within their communities through future contracts related to the construction and operations phases of the Project.  Avalon is currently awaiting a combined proposal from the Dene Communities which will set the groundwork for future construction and contractual opportunities.

The Company’s diligent community engagement work and training initiatives received formal recognition from the industry when in March 2010 the Company was awarded the Prospectors and Developers Association of Canada’s Environment and Social Responsibility Award at the PDAC Convention.

During the quarter, the Company received from Jantzi Sustainalytics (“Jantzi”) the  “Sustainability Intelligence Review” which Jantzi had been contracted to prepare in order to evaluate the Company’s current sustainability practice and identify areas where its performance can be improved.  Jantzi is a Toronto-based firm recognized as a leading global provider of environmental, social and governance (“ESG”) research and analysis for public companies and investors. The report was completed by September, 2010 at a cost of $22,700, and the results reported in the news release dated September 27, 2010. Jantzi determined that the Company’s overall environmental, social and governance performance was above average and provided a number of recommendations of how performance could be further improved, which the Company is beginning to act on.

Jantzi maintains the Jantzi Social Index or “JSI” of 60 TSX-listed companies as well as an index of “CleanTech” companies and partnered with RBC Asset Management to launch three sustainability-oriented equity investment funds.  The Company seeks to achieve a high level of performance with respect to its sustainability practice and then have it independently verified to attract the interest of the growing number of socially responsible investors around the world.  The Sustainability Intelligence Review was intended, in part, to provide the Company with the guidance necessary to help it achieve this objective.

Off Balance Sheet Arrangements

As at November 30, 2010, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Transactions with Related Parties

All transactions with related parties are in the normal course of business and are measured at the exchange amount.  During the quarter ended November 30, 2010, the Company incurred:

a)	incurred consulting fees of $9,000 with an officer. As at November 30, 2010, accounts payable included $3,390 payable to this officer;

b)	incurred consulting fees of $19,688 with a person who is related to an officer, which were deferred as resource property costs; and

c)
incurred consulting fees of $43,875 with a company owned by an officer of the Company, which were deferred as resource property costs.  As at November 30, 2010, accounts payable included $16,950 payable to this company.

Subsequent Events

Subsequent to the quarter ended November 30, 2010, the Company:

a)	issued 507,000 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $818,650;

b)	issued 121,013 common shares pursuant to the exercise of an equivalent number of warrants for cash proceeds of $435,647;

c)
issued 194,040 common shares and 97,020 warrants pursuant to the exercise of an equivalent number of brokers’ compensation warrants for cash proceeds of $630,630.  Each warrant entitles the holder to purchase one additional common share of the Company, at a price of $3.60 per common share, and expires on September 30, 2011;

d)
granted 50,000 stock options to a new employee of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $3.77 per share until December 2, 2015.  These options vest at the rate of 25% every twelve months following the commencement of this person’s employment with the company;

e)
granted 150,000 stock options to an officer of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $4.07 per share until December 21, 2015.  75,000 of these options are vested and the remaining 75,000 will be vested on December 21, 2011; and

f)
granted 100,000 stock options to a new employee of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $6.57 per share until December 30, 2015.  These options vest at the rate of 25% every twelve months following the commencement of this person’s employment with the company.

Proposed Transactions

With four active projects, the Company is not aggressively searching for new mineral property acquisition opportunities.  However, there are two new project opportunities under consideration at the present time and management is always interested in evaluating potential transactions or business combinations that are of possible long term strategic value.  The Company is doing some project generative work through geological research into prospective new areas for rare metals deposits. This could result in a decision to acquire mineral claims at any time.

The Company has no immediate plans for any equity offerings, but anticipates it will need to complete an equity financing within the next 24 months in order to advance its anticipated development work at Thor Lake on a schedule that will allow commercial operations to begin by 2015.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the value of stock-based compensation and the Company’s estimate of recoverable value of its resource properties.  These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and the financial objectives of the stock-based instrument holders.

The Company’s recoverability of the recorded value of its resource properties is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors, including environmental and legal risks, the existence of economically recoverable reserves, and the ability of the Company to obtain necessary financing to complete the development and future profitable production of its properties or to secure any proceeds from their disposition.

Changes in Accounting Policies Including Initial Adoption

There were no changes in accounting policies or newly adopted policies during the quarter.

Recent accounting pronouncements issued and not yet effective:

Business combinations

In January 2009, the CICA published Section 1582, “Business Combinations” to replace Section 1581.  The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities, and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase.  Acquisition-related costs are to be expensed. This standard becomes effective January 1, 2011, and early adoption is permitted.  This new standard will only have an impact on the financial statements for future acquisitions that will be made in periods subsequent to the of date adoption.

Consolidated financial statements and non-controlling interests

In January 2009, the CICA published Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests” replacing Section 1600. Section 1601 carries forward guidance from Section 1600 with the exception of non-controlling interests, which are addressed in a separate section.  This standard requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions.  These standards become effective January 1, 2011, and early adoption is permitted.  The Company currently does not have any significant equity investment in other entities and therefore the application of this new standard is not expected to have any impact on the financial statements of the Company.

International Financial Reporting Standards (“IFRS”)

The CICA plans to incorporate IFRS into the CICA Handbook as a replacement for current Canadian Generally Accepted Accounting Principles for most publicly accountable enterprises effectively for fiscal years beginning on or after January 1, 2011.  The Company will thus apply IFRS in Fiscal 2012.  The Company will require restatement for comparative purposes of amounts reported by the Company for the year ending August 31, 2011 and accordingly the Company will need to prepare an opening balance sheet, in accordance with IFRS, as at September 1, 2010.

The Company has identified a three-phase transition plan: initial diagnostic assessment and scoping, in-depth analysis and assessment, and implementation.  The initial diagnostic assessment and scoping includes the identification of significant differences between existing Canadian GAAP and IFRS as relevant to the Company’s specific situation.  The initial assessment will be followed by an in-depth analysis and assessment which includes the identification, evaluation and selection of the accounting policies necessary for the Company to changeover to IFRS.  This phase will also identify all internal procedures and systems that have to be updated in order for the Company to comply with IFRS requirements.  In the third phase, the Company will implement the accounting changes and the required modifications to internal procedures, controls and systems.

As at November 30, 2010, the Company has completed phase one of its transition plan and has identified the areas that potentially have significant impact on the Company’s financial reports: exploration expenditures, stock-based compensation and income taxes.  The Company is currently in phase two of its transition plan.

At this time, the Company has not determined the full financial impact of the transition to IFRS.  In addition, the Company anticipates a significant increase in disclosure requirements under IFRS and such requirements are also being evaluated along with the necessary system changes required to gather, process and review such disclosure.  The Company does not anticipate any significant changes to its information technology, internal controls over financial reporting, disclosure controls and procedures or its business activities as a result of the conversion to IFRS.

The International Accounting Standards Board continues to amend and add to current IFRS standards with several projects currently underway.  The Company will continue to monitor the actual and anticipated changes to IFRS standards and the related rules and regulations and assess the impacts of these changes on the Company and its financial reporting.

Financial Instruments and Other Risk Factors

The Company's financial instruments consist of cash and cash equivalents, receivables, and accounts payable.
Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments.  The fair market values of cash and cash equivalents, receivables and accounts payable approximate their carrying values.  Investments available for sale are carried at fair market value.

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve significant risks, including but not limited to economic risks, regulatory risks, environmental risks, and risks associated with land title disputes including Aboriginal land title claims.  In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access.

The prices of metals fluctuate widely and are affected by many factors outside of the Company's control.  The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies.  The Company relies on equity financing for its long term working capital requirements and to fund its exploration programs.  The Company does not anticipate using existing funds to put any of its resource interests into production from its own financial resources.  There is no assurance that other forms of financing will be available to the Company, or that such will be available on acceptable terms.

An additional risk factor that has developed over the past two years is access to adequate human resources to carry out work programs, particularly skilled professionals for which there is currently an industry-wide shortage, which can cause delays completing work programs on schedule and in meeting program budgets.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management to permit timely decisions regarding public disclosure.

The Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding public disclosure and to provide reasonable assurance that the information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

Design of Internal Controls

The Chief Executive Officer and Chief Financial Officer have also designed or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

The Company has very limited administrative staffing and, in many instances, the implementation of internal controls relying on segregation of duties is not possible.  The Company relies on senior management review and approval to ensure that the controls are as effective as possible.

There has been no change in the Company’s internal control over financial reporting during the quarter ended November 30, 2010 that have materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Outstanding Share Data

a)	Common and Preferred Shares

The Company is presently authorized to issue an unlimited number of common shares without par value.  The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

As at November 30, 2010, the Company had 92,391,470 common shares issued and outstanding. Subsequent to the Quarter, the Company issued 822,053 common shares pursuant to the exercises of warrants, stock options and brokers’ compensation warrants.  Accordingly, as at the date of this report, the Company had 93,213,523 common shares outstanding.

b)	Warrants

As at November 30, 2010, the Company’s had 4,706,175 warrants outstanding.  Of these warrants, 68,850 each entitle the holder to purchase one additional common share of the Company, at a price of $3.00 per common share, and expire on September 17, 2011.

The balance of 4,637,325 each entitles the holder to purchase one additional common share of the Company, at a price of $3.60 per common share, and expire on September 30, 2011.  Subsequent to the quarter ended November 30, 2010, 121,013 of these warrants were exercised, 97,020 warrants were issued pursuant to the exercise of 194,040 brokers compensation warrants (as described earlier under “Subsequent Events”),  and accordingly as of the date of this report, the Company had 4,613,332 warrants outstanding.

In addition, as at the date of this report, the Company has the following brokers’ compensation warrants outstanding:

i)
90,000 brokers’ compensation warrants.  Each brokers’ compensation warrant entitles the holder to purchase one unit of the Company at a price of $2.43 per unit.  Each unit consists of one common share of the Company and a half warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company, at a price of $3.00 per common share, and expires on September 17, 2011; and

ii)
48,510 brokers’ compensation warrants.  Each brokers’ compensation warrant entitles the holder to purchase one unit of the Company at a price of $3.25 per unit.  Each unit consists of one common share of the Company and a half warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company, at a price of $3.60 per common share, and expires on September 30, 2011.

c)	Options

As at November 30, 2010, the Company had an aggregate of 5,612,500 incentive stock options outstanding with a weighted average exercise price of $1.72 (of which 2,331,250 were vested and 3,281,250 were unvested).  Subsequent to the quarter ended November 30, 2010, 507,000 of these options were exercised, and 300,000 options were granted (as described earlier under “Subsequent Events”).  As at the date of this report, the Company has 5,405,500 incentive stock options with a weighted average exercise price of $1.91 outstanding.

Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.avalonraremetals.com.